

December 3, 2013

<u>Via E-mail</u>
Mr. Parker Booth
Chief Executive Officer
Organic Alliance, Inc.
P.O. Box 6465
Carmel, CA   93921

> **Re: Organic Alliance, Inc.**
> **Item 4.01 Form 8-K**
> **Filed November 29, 2013**
> **File No. 000-53545**

Dear Mr. Booth:

We have reviewed your filing and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within five business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to this comment, we may have additional comments.

<u>Item 4.01 Form 8-K filed November 29, 2013</u>

1. We note your disclosure in paragraph (a)(iv) concerning the material weakness in your system of internal controls over financial reporting which Marcum, LLP (Marcum) advised you existed. Please amend your Form 8-K to clearly provide all of the disclosures required by Item 304 (a)(1)(iv) for this reportable event.

2. Please revise your disclosure to clearly state whether during your two most recent fiscal years and any subsequent interim period prior to KBL LLP's (KBL) engagement, you or someone on your behalf consulted with KBL regarding either (i) the application of accounting principles to a specified transaction, (ii) the type of audit opinion that might be rendered on your financial statements by KBL, in either case where written or oral advice provided by KBL would be an important factor considered in reaching a decision as to any accounting, auditing or financial reporting issues or (iii) any other matter that

was the subject of a disagreement between you and Marcum or was a reportable event (as described in Items 304(a)(1)(iv) or Item 304(a)(1)(v) of Regulation S-K, respectively). Refer to Item 304(a)(2) of Regulation S-K. If true, please confirm to us that you did not consult with KBL about the material weakness in your internal controls over financial reporting prior to engaging KBL.

3. We note your disclosure that you engaged KBL on November 3, 2013. We also note your disclosure that you did not dismiss Marcum until November 22, 2013. We have the following comments:

- Please explain to us why you had two independent accounting firms for the three week period from November 3 through November 22.

- Please describe the communications that you had with each firm during this overlapping period.

- Please note that the resignation or dismissal of an independent accountant or its refusal to stand for re-election is a reportable event separate from the engagement of a new independent accountant and on some occasions two separate reports on Form 8-K are required. We remind you that the Item 4.01 Form 8-K reporting the engagement was due within four business days after the date of such engagement, or by November 7, 2013. Please refer to General Instruction B.1. of the General Instructions to Form 8-K. Please confirm your understanding.

4. Please file an updated Exhibit 16 letter from Marcum with your amended Form 8-K. Additionally, if you meet the criteria in Item 304(a)(2)(ii)(D), please file an Exhibit 16 letter from KBL.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sondra Snyder at 202-551-3332 if you have questions. In her absence you may contact me at (202) 551-3737.

Sincerely,

/s/ Jennifer Thompson

Jennifer Thompson
Accounting Branch Chief